August 12, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Registration Statement on Form S-1 Filed July 7, 2011 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated August 3, 2011. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the six months ended June 30, 2011 and certain other disclosures.

The Company is also supplementally providing the Staff with certain information as Attachment A and Attachment B to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A and Attachment B to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Registration Statement on Form S-1

Graphics

1. We note the inclusion of graphics here and in the back of your prospectus. Please revise to remove all graphics of future products or those from which you do not derive a material amount of your revenue, such as those related to electric vehicles and consumer applications. In addition, you should revise to remove all text that is not necessary to explain your graphics.

In response to the Staff’s comment, the Company has revised the graphics on the inside front cover and the inside back cover of the Company’s prospectus to, among other things, include graphics that represent the Company’s products on the inside front cover, revise the text to make it more descriptive of the graphics and clarify the product that is in beta phase. The Company respectfully advises the Staff that the consumer application graphic relates to the Company’s demand response product, which is a core component of its Smart Energy Platform and a currently existing product. The Company further advises the Staff that consumer-facing products are an area of focus for the Company and its acquisition of Greenbox Technology Inc. in September 2009 was for the purpose of strengthening its consumer-facing products.

2. Regarding the flowchart in the back of your prospectus, please provide a brief explanation to accompany the graphics explaining what you mean by “Silver Spring-enabled technology.” The explanation should clearly distinguish between your product and a third-party product where you supply a component.

In response to the Staff’s comment, the Company has revised the flowchart on the inside back cover of the Company’s prospectus to remove reference to “Silver Spring-enabled technology” and clearly distinguish between the Company’s products and third-party products where the Company supplies a component.

Prospectus Summary Overview, page 1

3. We note your disclosure that your solutions include advanced metering, distribution automation and demand-side management. Please revise your prospectus summary to make clear which solutions account for a material portion of your revenues and which solutions are intended to be offered in the future. Please quantify to the extent practicable.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 2, 48 and 82 to clarify that a substantial majority of the Company’s revenue and billings is attributable to a limited number of utility customer deployments of the Company’s advanced metering solution. The Company supplementally informs the Staff that the Company sells advanced metering, distribution automation and demand-side management solutions.

4. Revise the forepart of your summary to disclose your increasing yearly net and gross losses and your net and gross losses for the most recent interim period.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 2, 48 and 83 to disclose the Company’s increasing yearly net and gross losses and the Company’s net and gross losses for the six months ended June 30, 2011.

5. Please provide independent support for your statements here and in the Business section regarding your leadership position and best-in-class status. In addition, provide support for your disclosure in the second paragraph that the power grid is “one of the most significant elements of contemporary industrial infrastructure” and its benefits will “fundamentally transform the world’s relationship with energy.”

The Company is supplementally providing as Exhibit A the independent support that the Staff has requested to support the Company’s leadership position. The support is marked to indicate the portions that substantiate the Company’s claims.

The Company supplementally advises the Staff that the following is a list of some of the industry awards that it has received recently that support the Company’s best-in-class status:

•

MIT Technology Review – Included in 2011 TR50 List of the World’s Most Innovative Companies, based on the Company’s smart grid solutions that are helping to standardize the way disparate parts of the grid communicate.

•

Frost & Sullivan – 2010 North American Technology Leadership of the Year Award, which recognizes the Company’s accomplishments in the Advanced Metering Infrastructure solutions section. Frost & Sullivan cited the Company’s clearly differentiated value proposition as what sets the Company apart from competitors, due in large part to its network infrastructure, software and services, which supports a wide scope of applications needed to deliver a complete smart grid.

•	Fast Company magazine – Named one of the World’s Most Innovative Energy Companies in March 2010 for the widespread adoption of its Smart Energy Platform by North American utilities.

•	EMC Corporation – 2011 Data Hero Award in the Energy category honoring organizations that are exploring innovative uses of data technologies and techniques.

Additionally, the Company advises the Staff that it believes that its best-in-class status is substantiated by the supplemental materials that it has provided to substantiate the Company’s leadership position.

The Company is supplementally providing as Exhibit B the independent support that the

Staff has requested to support the disclosure that the power grid is “one of the most significant elements of contemporary industrial infrastructure.” The support is marked to indicate the portions that substantiate the Company’s claims. Additionally, the Company supplementally advises the Staff that it has clarified the disclosure on pages 1, 47 and 82 of the Registration Statement to indicate that it believes that the power grid is one of the most significant elements of contemporary industrial infrastructure.

The Company is supplementally providing as Exhibit C the independent support that the Staff has requested to support the disclosure that the Company believes that the benefits of the Company’s technology will fundamentally transform the world’s relationship with energy.

The supplemental materials are included as Exhibits A, B and C to the copy of this letter that is being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

6. Refer to the last sentence of the first paragraph. It is unclear how the energy industry is comparable to the computing industry. Further, your analogy to the Internet and the computing industry suggests that your product has a comparable potential for growth. Please revise or clarify as appropriate.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 1, 47 and 82 to clarify that the application of networking technology to the power grid is comparable to the application of networking technology to the computing industry. The Company respectfully advises the Staff that it believes the foregoing clarification eliminates any suggestion that the Company’s products have a potential for growth comparable to the Internet and computing industry.

Our Strategy, page 5

7. Please clarify what you mean by “enabling the internet of things” in the second paragraph on page 6 and elsewhere in your document.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 6, 86 and 92 to clarify what the Company means by “enabling the internet of things.”

Selected Risk Factors, page 6

8. The disclosure of your competitive strengths includes six key factors, followed by an explanation of their applicability to your business and strategy. Please provide similar disclosure of the key challenges facing your business rather than merely copying selected headings from the Risk Factors portion of your document.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 6 to disclose the key challenges in achieving the Company’s objectives as well as selected risk factors on page 7 of the Registration Statement.

Other Financial Measures, page 11

9. We note that the trend in your gross margin on billings has gone from negative to positive and that those margins have increased from 4% for the year ended December 31, 2009 to 29% for the three months ended March 31, 2011. In an appropriate location in your prospectus, please discuss and analyze the factors that are driving the increase in your gross margins on billings.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 56 and 60 to provide the disclosure on the factors that are driving the increase in the Company’s gross margins on billings.

Risk Factors

Adverse publicity about, or consumer or political opposition..., page 18

10. Please disclose the nature of the inaccurate bill allegations and safety concerns in wireless communication technology.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 18 to disclose the nature of the inaccurate bill allegations and safety concerns in wireless communication technology.

Capitalization, page 38

11. Please revise to remove the caption relating to cash, cash equivalents and short-term investments from your presentation of capitalization.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 38 to remove the caption relating to cash, cash equivalents and short-term investments from the Company’s presentation of capitalization.

Dilution, page 40

12. Please show us how you calculated the pro forma net tangible book value of $(94.5) million as of March 31, 2010 presented in the second paragraph on page 40.

The Company advises that Staff that it has revised the Registration Statement on page 40 to provide the pro forma net tangible book value of $(119.9) million as of June 30, 2011 and supplementally advises the Staff of the following calculations used to calculate such pro forma net tangible book value with reference to Sections 8320 and 8330 of the Financial Reporting Manual of the Commission’s Division of Corporate Finance:

Total assets	$404,023
Total liabilities	(529,072)
Deferred income tax assets	(25,551)
Deferred income tax liabilities	25,541
Goodwill and acquired intangible assets, net	(1,185)
Deferred offering and debt issuance costs	(2,439)
Deferred gain on sale-leaseback	77
Preferred stock warrant liability	16,665

Pro forma net tangible book value	$(111,941)

Management’s Discussion and Analysis Revenue, page 54

13. In this section and the section that immediately follows, please quantify the changes in revenue and billings so that your disclosure indicates the contributions from primary and other factors. Please be specific in disclosing which products and services are driving your revenues. Make similar disclosures for the yearly results beginning on page 58.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 54 and 58-59 to quantify the changes in revenue and billings to indicate the contributions from primary and other factors.

Operating Expenses, page 56

14. In an appropriate place in your document please provide additional disclosure regarding the $2.5 million expense related to the warrant granted to the third party for the purpose of establishing a charitable foundation. For example, please disclose the reason for the warrant grant and why the charitable foundation is being established. Do you have a policy for donating to this or other charitable foundations?

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 57 and 104-105 to provide additional disclosure regarding the warrant granted to the third party for the purpose of establishing a charitable foundation. The Company does not currently have a policy with respect to charitable contributions.

Operating Expenses, page 61

15. We note that in 2009 you entered into a legal settlement. Please revise your discussion of operating expenses to disclose the nature and significant terms of your settled litigation.

In response to the Staff’s comments, the Company has revised the discussion of operating expenses in the Registration Statement on page 61 to disclose the nature of the settled litigation in 2009. The Company supplementally advises the Staff that the significant terms requested in comment 15 are contained in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Critical Accounting Policies and Estimates, page 70

Stock-Based Compensation, page 74

16. We note that in connection with estimating the fair value of each option grant you have used the historical and implied volatility of a peer group of publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

The Company supplementally advises the Staff that it evaluated the guidance provided in paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1 in selecting the peer companies used in the determination of historical and implied volatility assumptions.

For 2010 and 2011, specifically, the Company identified the groups of established and newly public companies for use in the determination of historical and implied volatility assumptions contained in Attachment B, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment B pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

The Company also reviewed the assessment of its peer group companies in connection with each valuation, and when appropriate, revised the group of peer companies to include newly public companies and removed certain companies whose characteristics were no longer considered to be as similar in nature to the Company.

The Company considered the historical volatility of the peer group over a period commensurate with the expected option term. Additionally, in considering historical volatility, we anticipated that a market participant would likely look to comparable publicly traded companies when estimating implied volatility and as a result, the Company considered the same group of comparable peer companies described above to determine implied volatility. The traded option data from those companies was analyzed to use similar exercise prices to the extent possible.

Finally, the Company advises that while the comparable companies are at a more advanced life cycle stage than the Company in terms of aggregate revenues, most of the peer group companies have, much like the Company, made conservative use of leverage in their capital structures.

17. As a related matter, please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

The Company advises the Staff that, once an estimated offering price range has been determined, the Company will supplementally advise the Staff so that the Staff may provide a final assessment of stock based compensation.

Business

Our Opportunity, page 83

18. We note the consent regarding the disclosure attributed to Pike Research. For other industry and market statistics that you cite in your document, please tell us:

•	how you confirmed that the data used in your registration statement reflects the most recent available information;

•	whether all of the data is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any data was prepared for your use in the registration statement; and

•	whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

The Company supplementally advises the Staff that, other than the disclosure attributed to Pike Research, (1) all of the industry and market statistics cited in the Registration Statement were publicly available, (2) the Company did not pay for the compilation of any such data, (3) none of such data was prepared for the Company’s use in the Registration Statement and (4) the Company did not seek the consent to use any such data because it was publicly available. For the industry and market statistics cited in the document, the Company and its advisors have confirmed that each of the statistics cited is the most recently available information from the entity that published the statistics through a review of the published materials available from the entity and other sources.

Enabling the Smart Grid: Fundamental to Addressing These Global Challenges, page 85

19. We note your reference to Metcalfe’s law in relation to the value of the smart grid. It is unclear to us how Metcalfe’s law would apply to the smart grid since every device, or node, on the smart grid is not intended to have the ability to access or communicate with every other device or node on the grid. Please advise.

In response to the Staff’s comments, the Company has revised the Registration Statement to remove the reference to Metcalfe’s law and clarify on pages 85-86 how the Company’s networking platform has the potential to be extensible to areas beyond energy.

Expand Internationally, page 91

20. With a view to disclosure, please tell us your basis for the statement in the first sentence that the smart grid has become a priority for utilities worldwide.

The Company supplementally advises the Staff that the basis for its belief that the smart grid has become a priority for utilities worldwide is derived from policies adopted by countries and regulatory authorities worldwide and the Company’s experience and interaction with potential and current utility customers.

For example, on pages 84-85 of the Registration Statement, the Company discloses the following policies applicable to utilities worldwide that require utilities to make the smart grid a priority:

•

Public utility commissions in 19 U.S. states have adopted electric rate decoupling, in which the rate structure separates the volume of electricity sold from the utility’s profits. In decoupled rate structures, the utility’s revenue target is defined, and rates are adjusted to match the agreed upon rate of return. This structure removes any disincentives a utility would otherwise have to adopt energy efficiency and conservation programs that would result in the utility selling less power. In addition, 29 U.S. states plus the District of Columbia and Puerto Rico have adopted renewable portfolio standards, which mandate increased renewable generation, and eight additional U.S. states have non-mandatory renewable portfolio goals.

•

In 2009, E.U. leaders set the “20-20-20” targets, calling for a 20% cut in emissions below 1990 levels, a 20% improvement in energy efficiency and a 20% share in renewable energy by 2020. As part of these targets, the E.U. has mandated that 80% of all electricity and gas meters be updated to advanced metering infrastructure, or AMI, by 2020 and 100% by 2022. In April 2011, the European Commission extended this mandate to a call for smart grids, noting “Without serious upgrading of existing grids and metering, renewable energy generation will be put on hold, security of the networks will be compromised, opportunities for energy savings and energy efficiency will be missed, and the internal energy market will develop at a much slower pace.”

•

China, as reported in the New York Times in June 2011, has begun considering plans to subsidize the use of energy-efficient materials and renewable energy technologies in new buildings in response to electricity shortages and blackouts this year as well as longer-term security worries related to dependence on energy imports and variable prices for commodities, like coal, used in power generation.

Additionally, the 2010 North American Utility Smart Grid Deployment Survey conducted by Greentech Media Inc. is a survey of utility executives from over 50 North American utilities, which the Company is supplementally providing as Exhibit D to the copy of this letter that is being transmitted by overnight courier. The study showed that 70% of survey respondents regard smart grid projects as either a strong priority or the highest priority relative to their overall business plans between now and 2015. In addition, 87% of survey respondents claim that senior management at their respective utilities is assigning special importance to smart grid initiatives. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

Finally, in the course of the Company’s correspondence with both potential and current utility customers, these utilities have informed the Company that the smart grid is a priority.

Intellectual Property, page 104

21. Please disclose the duration of your patents. Refer to Regulation S-K Item 101(c)(1)(iv).

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 29 and 104 to disclose the duration of the Company’s patents pursuant to Regulation S-K Item 101(c)(1)(iv).

Legal Proceedings, page 105

22. Please tell us, and disclose if appropriate, which proceeding is related to the $1 million operating expense for the three months ended March 31, 2011 described in Note 14 to your financial statements on page F-40.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages F-25 and F-42 to disclose the proceeding related to the $1 million operating expense for the six months ended June 30, 2011 described in Note 14 to the Company’s financial statements. The Company supplementally advises the Staff that in July 2011, the Company agreed to pay a lump sum amount of approximately $1 million to Mesh Comm, LLC in connection with the execution of a comprehensive license and settlement agreement. As a result of the settlement, the legal proceeding with Mesh Comm has been resolved and, therefore, we have removed the description of it from the Legal Proceedings section of the Amendment.

Executive Compensation

Compensation Program Design, page 115

23. Refer to the last full paragraph in this section. Please disclose where your short-term incentive awards and equity awards fell in relation to the median of the Competitive Data.

In response to the Staff’s comments, the Company has revised the Registration Statement on page 115 to disclose where the Company’s short-term incentive awards and equity awards fell in relation to the median of the Competitive Data.

Corporate Performance Measures, page 118

24. You disclose in the last paragraph that the combination of cash and stock unit awards is determined by the Compensation Committee at its discretion. Please reconcile this with the disclosure in the last full paragraph on page 115 where you indicate that the mix between cash and equity is managed to reflect the practices of comparable publicly-traded companies.

The Company respectfully advises the Staff that it does not believe that these statements are inconsistent. The statement contained in the last paragraph of the subsection entitled “Management—Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Program Components—Short-Term Incentive Awards—Corporate Performance Measures” refers to the form of payment of the short-term incentive awards, which may be made entirely in cash, entirely in the form of restricted stock unit awards, or a combination thereof, as determined by our Compensation Committee in its sole discretion. The statement contained in the last full paragraph of the section entitled “Management—Executive Compensation—Compensation Discussion and Analysis—Compensation Program Design” refers to the weighting of the mix between cash and equity compensation opportunities as it pertains to the value of each compensation component. Commencing in 2010, the Company began to consider the mix between cash and equity compensation of comparable publicly-traded companies as a factor in determining the compensation mix of our executive officers at the beginning of the year. However, following the end of 2010, our Compensation Committee decided that it was in the best interests of the Company to pay the 2010 short-term incentive awards in equity in order to conserve cash. The Company has revised the Registration Statement on pages 115 and 119 to clarify these distinctions.

Individual Performance Measures, page 119

25. Please disclose how you weigh individual performance measures in relation to corporate performance measures when determining the short-term incentive awards for your executive officers.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 118-121 to clarify the Company’s process for determining the short-term incentive awards for the Company’s executive officers.

The Company supplementally advises the Staff that as described in the second paragraph of “Management—Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Program Components—Short-Term Incentive Awards,” various performance measures were used to determine the short-term incentive awards for the Company’s executive officers as follows:

•

Initially, the corporate performance measures contained in the 2010 Bonus Plan were used to determine the size of the award pool used to fund annual incentive awards. This determination was made after the end of 2010.

•

Once the amount of the award pool was determined, the decision to actually pay incentive awards to each individual executive officer, as well as the amount payable, was decided in the sole discretion of the Company’s Compensation Committee, based on input from the Company’s CEO, except with respect to his own incentive award, as well as its evaluation of the expected and actual performance of each executive officer and his or her individual contributions and responsibilities.

There is a correlation between the two different performance measures because the level of achievement of the corporate performance measures has a direct effect on the size of individual awards since these measures determine the size of the overall pool from which the individual awards are made. However, there was no actual weighting of individual performance measures and corporate performance measures relative to each other and each measure was used for a different aspect of the award determinations under the 2010 Bonus Plan.

26. Please disclose whether and to what extent the individual performance measures were achieved.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 120-121 to disclose the extent to which the individual performance measures were achieved.

Short-Term Incentive Award Decisions and Analysis, page 120

27. We note that you performed at a 55% achievement level. The amount in the table on page 120 under “Award Value” for Mr. Lang is less than 55% of the Target amount disclosed in the table on page 125. In light of the Target amounts, please disclose how the award value was calculated for Mr. Lang and the other executive officers.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 118-121 to clarify the Company’s process for determining the short-term incentive awards for the Company’s executive officers, including Mr. Lang. The Company supplementally advises the Staff that as described in our response to comment 25 above, the corporate performance measures contained in the 2010 Bonus Plan were used to determine the size of the pool used to fund annual incentive awards. The Company’s Compensation Committee evaluated the Company’s actual performance against the corporate performance measures and determined that, in the aggregate, the Company had performed at a 55% achievement level, which means that the pool was funded at 55% of the target funding level. Thereafter, individual incentive awards were determined based on an evaluation of the expected and actual performance of each executive officer and his or her individual contributions and responsibilities using the individual performance measures. In the case of Mr. Lang, this evaluation was conducted by the Company’s Compensation Committee. While Mr. Lang’s target short-term incentive award opportunity was equal to 70% of his base salary (or $315,000 as reported in the Grants of Plan-Based Awards Table), the Company’s Compensation Committee determined that his performance during 2010 warranted an incentive award in the amount of $100,500.

A similar process was used to determine the annual incentive awards for the other executive officers, except that the evaluation of individual performance was conducted by Mr. Lang, who then made individual award recommendations to the Company’s Compensation Committee. The Compensation Committee then considered these recommendations, along with its own evaluation of the performance of the other executive officers, in making the award decisions for 2010.

Equity Compensation, page 120

28. Regarding your disclosure in the last two sentences of the third paragraph on page 121, please disclose how these factors were considered both individually and in relation to one another when determining equity compensation.

In response to the Staff’s comments, the Company has revised the Registration Statement on page 122 to disclose how these factors were considered both individually and in relation to one another when determining equity compensation.

Financial Statements, page F-1

29. Please update the financial statements as necessary. Refer to Rule 3-12 of Regulation S-X.

The Company advises the Staff that it has provided updated financial statements in the Amendment as required by Rule 3-12 of Regulation S-X.

Note 1 — Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

30. We note your disclosures on page F-10 that you “generally” do not recognize revenues until you have received customer confirmation that criteria specified in the customer agreement have been met. Please explain the circumstances in which you would recognize revenue prior to receiving customer confirmation. Revise your filing as necessary.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 72 and F-10 to clarify that in those customer arrangements that require acceptance, the Company does not recognize revenue prior to receiving customer confirmation of acceptance and to disclose the Company’s revenue recognition policy when the customer arrangements do not have customer acceptance provisions.

Product Warranty, page F-13

31. We note that for the quarter ended March 31, 2011, you reduced your warranty accrual by $1.6 million to reflect updated product field reliability. To the extent that you made significant changes to your warranty accrual related to preexisting warranties, please provide separate disclosure of these changes in your warranty accrual. Refer to paragraph 460-10-50-8(c)(4) of the FASB Accounting Standards Codification.

In response to the Staff’s comments, the Company has revised the table on product warranty activity in the Registration Statement on page F-14 to disclose the changes in the Company’s warranty accrual related to preexisting warranties in a new line item titled “Changes in estimates for pre-existing warranties.”

32. We note from your disclosures on page F-10 that your customer arrangements contain penalty provisions. Please revise your disclosure to disclose in greater detail the nature of the penalties you may be required to pay. In addition, describe how your estimates of warranty costs incorporate future penalty payments you may be required to make.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 73, F-11, F-12 and F-15 to disclose in greater detail the nature of the penalties the Company may be required to pay and how the Company’s estimates of warranty costs incorporate future penalty payments the Company may be required to make.

Corporate Bonus Incentive Plan (Unaudited), page F-17

33. Please explain to us why the disclosures in this footnote are unaudited.

The Company supplementally advises the Staff that the Company included the disclosure related to the Corporate Bonus Incentive Plan in the footnote in connection with the issuance of the unaudited results for the three months ended March 31, 2011 included in the Registration Statement and the unaudited results for the six months ended June 30, 2011 included in the Amendment. Such footnote was not part of the financial statements audited by the Company’s independent accountants for the year ended December 31, 2010.

Note 6 — Convertible Preferred Stock and Preferred Stock Warrants, page F-26

Conversion Rights, page F-27

34. We note that you are presenting conversion of your preferred shares to common shares on a pro forma basis. If true, please revise your disclosures in this note to clearly explain that your preferred shares are subject to an automatic conversion provision upon completion of your initial public offering.

In response to the Staff’s comments, the Company has revised the Registration Statement on page F-29 to clarify that the Company’s preferred shares are subject to an automatic conversion provision upon completion of the offering.

Exhibit 23.1

35. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

The Company advises the Staff that it has provided a currently dated and signed consent from the Company’s independent accountants as an exhibit to the Amendment.

*  *  *  *  *  *  *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman Robert A. Freedman

Enclosures:

cc:	Scott A. Lang, Chief Executive Officer

Michael A. Dillon, Esq., General Counsel

David B. Leeb, Esq., Associate General Counsel

Silver Spring Networks, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP

Guy Wanger

Ernst & Young LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP